TAMPON TRIBE, INC.

REVIEW REPORT

FOR THE YEARS ENDING:

12/31/2015 & 9/30/2016

R&A TAX & ACCOUNTING, LLC

Anthony Aversano, CPA

Ronald Patane, CPA, MST

www.ra-cpa.com

Phone: 631.327.4678

New York, NY

TAMPON TRIBE, INC.

FOR THE YEARS ENDING:

12/31/2015 & 9/30/2016

Executive Overview

The accompanying statement of earnings and statement of financial positions of TAMPON TRIBE, INC. are for informational purposes only. This is a for-profit company which provides its financial statements to its bankers, money lenders and other interested parties.

Organization of the aforementioned statements assists management with providing information to the various readers as follows:

• The Review Report and Related Statements provide the required information in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

Unaudited Financials

TAMPON TRIBE, Inc.
Review Report

CONTENTS

TAMPON TRIBE, Inc.
Review Report

October 10, 2016

TAMPON TRIBE, INC.

201 Bicknell Ave, Suite 218

Santa Monica, CA 90405

To Whom It May Concern:

We have reviewed the accompanying financial statements of TAMPON TRIBE, INC. ("The Company") for the year ending December 31, 2015 and short year ending September 30, 2016. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and review standards generally accepted in the United States of America applicable to reviews of interim financial information. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Anthony Aversano, CPA

NYS License # 104265

Ron Patane, CPA, MST

NYS License # 095522

R&A Tax & Accounting, LLC
New York, NY

TAMPON TRIBE, Inc.
Review Report

TAMPON TRIBE, INC.

STATEMENT OF OPERATIONS (INCOME STATEMENT)

FOR THE YEAR ENDING 12/31/2015

	For the Year Ended 31-Dec-15
INCOME:	
Income from Operations	$ -
Cost of Goods Sold	
Total Income	
OPERATING EXPENSES:	
Management of Information Systems	
Administrative Compliance	
Accounting & Legal Fees	
General Administration	
Marketing & Advertising	
Other Outsourcing Costs	
Wages & Consulting Fees	
Depreciation Expense	
Total Operating Expenses	-
Operating Income (Loss) Before Income Tax	-
Income Tax	
Net Income After Tax	$ -

TAMPON TRIBE, INC. has no other comprehensive income or loss transactions during the year and no opening or closing balanace of accumulated other comprehensive income (loss). Therefore, total comprehensive income (loss) for the year thus far is $0.

TAMPON TRIBE, Inc.
Review Report

TAMPON TRIBE, INC.

STATEMENT OF OPERATIONS (INCOME STATEMENT)

FOR THE SHORT YEAR ENDED 9/30/2016

	For the Short Year Ended 30-Sep-16
INCOME:	
Income from Operations	$ 865
Cost of Goods Sold	(36)
Total Income	**829**
OPERATING EXPENSES:	
Management of Information Systems	
Administrative Compliance	
Accounting & Legal Fees	450
General Administration	777
Marketing & Advertising	950
Other Outsourcing Costs	
Wages & Consulting Fees	2,700
Depreciation Expense	
Total Operating Expenses	**4,877**
Operating Income (Loss) Before Income Tax	**(4,048)**
Income Tax	
Net Income After Tax	$ **(4,048)**

TAMPON TRIBE, INC. has no other comprehensive income or loss transactions during the year and no opening or closing balanace of accumulated other comprehensive income (loss). Therefore, total comprehensive income (loss) for the year thus far is $(4,048).

TAMPON TRIBE, Inc.
Review Report

TAMPON TRIBE, INC.

STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

FOR THE YEAR ENDING 12/31/2015

ASSETS

	31-Dec-15
CURRENT ASSETS	
Checking Account	$ -
Accounts Receivable (Net of Allowances)	-
Prepaid Expenses and Other Deposits	
Total Current Assets	-
FIXED ASSETS	
Equipment	
Accumulated Depreciation	
Total Net Fixed Assets	-
TOTAL ASSETS	$ -

LIABILITIES & SHAREHOLDERS' EQUITY

	31-Dec-15
CURRENT LIABILITIES	
Deferred Revenue	$ -
Accounts Payable	
Total Current Liabilities	-
LONG TERM LIABILITIES	
Notes Payable	-
Total Long Term Liabilities	-
SHAREHOLDERS' EQUITY	
Common Stock	
Retained Earnings	
Total Shareholders' Equity	-
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$ -

TAMPON TRIBE, INC.

STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

FOR THE SHORT YEAR ENDING 9/30/2016

ASSETS

	30-Sep-16
CURRENT ASSETS	
Checking Account	$ (4,048)
Accounts Receivable (Net of Allowances)	-
Prepaid Expenses and Other Deposits	
Total Current Assets	**(4,048)**
FIXED ASSETS	
Equipment	
Accumulated Depreciation	
Total Net Fixed Assets	**-**
TOTAL ASSETS	**$ (4,048)**

LIABILITIES & SHAREHOLDERS' EQUITY

	30-Sep-16
CURRENT LIABILITIES	
Deferred Revenue	$ -
Accounts Payable	
Total Current Liabilities	**-**
LONG TERM LIABILITIES	
Notes Payable	-
Total Long Term Liabilities	**-**
SHAREHOLDERS' EQUITY	
Common Stock	
Retained Earnings	**(4,048)**
Total Shareholders' Equity	**(4,048)**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**$ (4,048)**

TAMPON TRIBE, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATIONAL INFORMATION

Tampon Tribe, Inc. is a California formed and registered C-Corporation as of 8/15/2016, having State Business ID C3936966. The corporation is currently in Good Standing with the state of California as of the date of this report.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates and Judgments

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgments, estimates and assumptions also affect the revenues, expenses and provisions.

Cash and Cash Equivalents

Cash equivalents includes cash in hand and deposits held at banks.

Trade Receivables

Trade receivables are recognized initially at fair value. Management makes estimations when it is believed that a receivable is deemed uncollectable. No material allowances have been recorded to date.

Property, Plant & Equipment

Property, plant and equipment are stated at historical cost, net of accumulated depreciation. The company currently does not own any fixed assets.

Revenue Recognition

Revenues are recognized in the period that they are provided. This method is used because management considers this policy to be the best measure of revenue recognition.

Cost Recognition

Costs incurred are recognized in the month where services or products are delivered therefore causing deferred and prepaid expenses to amortize where funds are paid in advance.

Income Taxes

Since the Company is a C-Corporation for income tax purposes, any income tax effects of any net income will show in the income statement as an expense. Currently, the company does not owe any income taxes due to the net loss position.